UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

QXO, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

82846H 405
(CUSIP Number)

Jacobs Private Equity II, LLC
Bradley S. Jacobs
Five American Lane
Greenwich, CT 06831
Tel: 203-413-4000
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 82846H405	13D	Page 1 of 2

1	NAMES OF REPORTING PERSONS
Jacobs Private Equity II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
394,213,274[1]

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
394,213,274

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
394,213,274

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
89.86%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1
Represents (i) 900,000 shares of Preferred Stock (as defined below), which are initially convertible into an aggregate of 197,106,637 Shares (as defined below) at an initial conversion price of $4.566, subject to customary anti-dilution adjustments, and (ii) 197,106,637 Warrants (as defined below), which are initially exercisable for an aggregate of 197,106,637 Shares, at an exercise price of $4.566 per share with respect to 50% of the Warrants, $6.849 per share with respect to 25% of the Warrants, and $13.698 per share with respect to the remaining 25% of the Warrants, in each case subject to customary anti-dilution adjustments.

2
Calculated based on (i) 664,284 Shares (as defined below) outstanding after the effective time of the Reverse Stock Split (as defined below) but prior to the Equity Investment (as defined below), as of June 6, 2024, as reported by the Company (as defined below) in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 6, 2024, resulting in a total of approximately 664,284 Shares following the effectiveness of the Reverse Stock Split on June 6, 2024, plus (ii) 438,014,750 Shares issuable upon conversion of Preferred Stock and exercise of Warrants by the Investors (as defined below), of which 394,213,274 Shares are issuable upon conversion of Preferred Stock and exercise of Warrants by the Reporting Persons (as defined below).

CUSIP No. 82846H405	13D	Page 2 of 2

1	NAMES OF REPORTING PERSONS
Bradley S. Jacobs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
394,213,274[3]

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
394,213,274

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
394,213,274

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
89.86%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

3	Bradley S. Jacobs has indirect beneficial ownership of such Shares as a result of being the Managing Member of JPE (as defined below).
4	Please see Footnote 2.

This Amendment No. 2 amends and restates in its entirety the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) by Jacobs Private Equity II, LLC, a Delaware limited liability company (“JPE”), and Bradley S. Jacobs (“Jacobs”) on December 13, 2023, as amended by Amendment No. 1, dated as of April 15, 2024 (collectively, the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (the “Shares”), of QXO, Inc. (formerly SilverSun Technologies, Inc.), a Delaware corporation (the “Company”).

Item 1.	SECURITY AND ISSUER

The class of equity securities to which this statement relates is the common stock, $0.00001 par value per share (the “Shares”), of QXO, Inc., a Delaware corporation (formerly known as SilverSun Technologies, Inc.). The principal executive offices of the Company are located at Five American Lane, Greenwich, CT 06831.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c) and (f) This Schedule 13D is being filed by Jacobs Private Equity II, LLC, a Delaware limited liability company (“JPE”), and Bradley S. Jacobs (together with JPE, the “Reporting Persons”), an individual citizen of the United States.  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

The address of the principal place of business and the principal office of the Reporting Persons is Five American Lane, Greenwich, CT 06831. JPE is an investment vehicle formed to make equity investments in companies. Jacobs is the Managing Member of JPE and, effective as of June 6, 2024, the Chief Executive Officer, the Chairman of the Board of Directors (the “Board”) and a director of the Company.

(d) and (e) During the last five years, the Reporting Persons (1) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (2) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 6, 2024, in connection with the Equity Investment (as defined below), following the effective time of the 8-for-1 reverse stock split with respect to the Shares (the “Reverse Stock Split”) contemplated by the A&R Investment Agreement (as defined below) (as a result of which the Company’s issued and outstanding Shares were reduced from 5,315,581 Shares to 664,284 Shares), the Company issued to JPE, for $900,000,000 in cash, (i) 900,000 shares of Preferred Stock, which are initially convertible into an aggregate of 197,106,637 Shares at an initial conversion price of $4.566, subject to customary anti-dilution adjustments, and (ii) 197,106,637 Warrants, which are initially exercisable for an aggregate of 197,106,637 Shares at an exercise price of $4.566 per share with respect to 50% of the Warrants, $6.849 per share with respect to 25% of the Warrants, and $13.698 per share with respect to the remaining 25% of the Warrants, in each case subject to customary anti-dilution adjustments. JPE used cash on hand of JPE to fund the purchase price for these shares of Preferred Stock and Warrants.

Item 4.	PURPOSE OF THE TRANSACTION

The purpose of the acquisition of the Preferred Stock and the Warrants is to acquire a controlling interest in the Company and, in connection therewith, to pursue a business strategy of creating a tech-forward leader in the building products distribution industry through organic growth and significant, accretive acquisitions.

The A&R Investment Agreement

On April 14, 2024, the Company entered into an Amended and Restated Investment Agreement (as amended or supplemented, the “A&R Investment Agreement”) by and among JPE and the other investors party thereto (collectively with JPE, the “Investors”), amending and restating the Investment Agreement, dated as of December 3, 2023, by and among the Company and the Investors, and providing for, among other things, an aggregate investment by the Investors of $1,000,000,000 in cash (including $900,000,000 funded by JPE) in the Company (the “Equity Investment”) in exchange for (i) an aggregate of 1,000,000 shares of Convertible Perpetual Preferred Stock of the Company, par value $0.001 per share (the “Preferred Stock”) and (ii) 219,007,375 warrants to purchase 219,007,375 Shares (the “Warrants”), in each case giving effect to the Reverse Stock Split.

On June 6, 2024, following the effective time of the Reverse Stock Split, the Company and the Investors completed the Equity Investment pursuant to the A&R Investment Agreement.

The Preferred Stock has an initial liquidation preference of $1,000 per share, for an aggregate initial liquidation preference of $1,000,000,000. The Preferred Stock is convertible at any time, in whole or in part and from time to time, at the option of the holder thereof into a number of Shares equal to the then-applicable liquidation preference divided by the conversion price, which is initially $4.566 per Share (subject to customary anti-dilution adjustments), for an effective initial aggregate conversion rate of 219,007,375 Shares. The Preferred Stock pays quarterly cash dividends equal to the greater of (i) the “as-converted” dividends on the underlying Shares for the relevant quarter and (ii) 9% of the then-applicable liquidation preference per annum. Accrued and unpaid dividends for any quarter will accrete to liquidation preference for all purposes. The Preferred Stock is not redeemable or subject to any required offer to purchase and votes together with the Shares on an “as-converted” basis on all matters, except as otherwise required by law, and separately as a class with respect to certain matters implicating the rights of holders of shares of Preferred Stock.

The foregoing descriptions of the Preferred Stock is not complete and is qualified in its entirety by reference to the Certificate of Designation of Convertible Perpetual Preferred Stock, which is included as Exhibit 99.5 and is incorporated herein by reference. Each Warrant is initially exercisable at any time and from time to time from June 6, 2024 until June 6, 2034, at the option of the holder thereof, into one Share at an initial exercise price of $4.566 per Share with respect to 50% of the Warrants, $6.849 per Share with respect to 25% of the Warrants, and $13.698 per Share with respect to the remaining 25% of the Warrants, in each case subject to customary anti-dilution adjustments. The initial aggregate number of Shares subject to Warrants is 219,007,375 Shares. The foregoing descriptions of the Warrants is not complete and is qualified in its entirety by reference to the Forms of Warrant Certificate, which are included as Exhibit 99.6, 99.7 and 99.8 and are incorporated herein by reference.

Upon closing of the Equity Investment, JPE became the controlling stockholder of the Company. In connection with the closing of the Equity Investment, Jacobs, the Managing Member of JPE, was elected as the Chairman of the Board and appointed Chief Executive Officer of the Company at that time.

In accordance with the terms of the A&R Investment Agreement and the Fifth Amended and Restated Certificate of Incorporation, effective as of the closing of the Equity Investment, the Board was reconstituted such that: (i) the size of the Board was increased from four to six members, and all pre-closing directors of the Company resigned effective as of immediately prior to the closing of the Equity Investment; (ii) six of the vacancies on the Board were filled by Brad Jacobs, Marlene Colucci, Mario Harik, Mary Kissel, Allison Landry and Jason Aiken; (iii) each standing committee of the Board was reconstituted in a manner designated by JPE and (iv) Jacobs was elected as the Chairman of the Board. Additionally, under the Fifth Amended and Restated Certificate of Incorporation of the Company, JPE is entitled to designate persons to the Board constituting (i) all of the members of the Board, for so long as the Investors collectively own or control (together with their affiliates) Preferred Stock, Shares or other voting securities, or Warrants exercisable for such securities, representing, in the aggregate, at least 80% of the total voting power of the capital stock of the Company, calculated on a fully-diluted, as-converted basis; (ii) 75% of the total number of seats (rounded to the nearest whole number) on the Board, for so long as the Investors collectively own or control (together with their affiliates) Preferred Stock, Shares or other voting securities, or Warrants exercisable for such securities, representing, in the aggregate, at least 65% (but less than 80%) of the total voting power of the capital stock of the Company, calculated on a fully-diluted, as-converted basis; (iii) a majority of the total number of seats (rounded up to the nearest whole number) on the Board for so long as the Investors collectively own or control (together with their affiliates) Preferred Stock, Shares or other voting securities, or Warrants exercisable for such securities, representing, in the aggregate, at least 45% (but less than 65%) of the total voting power of the capital stock of the Company, calculated on a fully-diluted, as-converted basis; (iv) 40% of the total number of seats (rounded up to the nearest whole number) on the Board for so long as the Investors collectively own or control (together with their affiliates) Preferred Stock, Shares or other voting securities, or Warrants exercisable for such securities, representing, in the aggregate, at least 30% (but less than 45%) of the total voting power of the Company on a fully-diluted, as-converted basis; (v) 33% of the total number of seats (rounded up to the nearest whole number) on the Board for so long as the Investors collectively own or control (together with their affiliates) Preferred Stock, Shares or other voting securities, or Warrants exercisable for such securities, representing, in the aggregate, at least 15% (but less than 30%) of the total voting power of the Company on a fully-diluted, as-converted basis; and (vi) two members of the Board for so long as the Investors collectively own or control (together with their affiliates) Preferred Stock, Shares or other voting securities, or Warrants exercisable for such securities, representing, in the aggregate, at least 5% (but less than 15%) of the total voting power of the Company on a fully-diluted, as-converted basis.

The April Voting and Support Agreement

As a condition to the willingness of JPE to enter into the A&R Investment Agreement, on April 14, 2024, Mark Meller (the former Chief Executive Officer and a former director of the Company), the Sharieve Meller Family Trust and the Mark M. Meller Family Trust (collectively, the “Supporting Stockholders”) entered into a Voting and Support Agreement (the “April Voting and Support Agreement”) with JPE with respect to the Shares beneficially owned by the Supporting Stockholders.

The April Voting and Support Agreement was terminated immediately upon the approval of the Equity Investment and the other transactions contemplated by the A&R Investment Agreement at the special meeting of stockholders of the Company on May 30, 2024.

The foregoing descriptions of the A&R Investment Agreement and the April Voting and Support Agreement are not complete and are qualified in their entirety by reference to the full text of such agreements, which are included as Exhibit 99.3 and Exhibit 99.4, respectively, hereto and are incorporated herein by reference.

Except as set forth in this Item 4, neither JPE nor Jacobs has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 is incorporated by reference into this Item 4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) JPE owns 900,000 shares of Preferred Stock initially convertible into 197,106,637 Shares, and 197,106,637 Warrants initially exercisable for 197,106,637 Shares. Therefore, JPE, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), beneficially owns 394,213,274 Shares and  Jacobs, for the purposes of Rule 13d-3 promulgated under the Exchange Act, indirectly beneficially owns 394,213,274 Shares. Based upon 664,284 Shares outstanding immediately after consummation of the Reverse Stock Split, as reported by the Company in its Current Report on Form 8-K filed with the SEC on June 6, 2024, this number of Shares represents, for the purposes of Rule 13d-3, approximately 89.86% of the outstanding shares of voting stock of the Company after giving effect to the exercise of all of the Warrants.

JPE has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the Preferred Stock and Warrants (and the Shares issuable upon conversion or exercise thereof) described in the foregoing paragraph.

(c) Except for the purchase of the shares of Preferred Stock and the Warrants described above and the termination of the April Voting and Support Agreement, neither Reporting Person has effected any transaction in the Shares since the date of the Reporting Persons’ most recent filing on Schedule 13D.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e) Pursuant to the April Voting and Support Agreement, JPE may have been deemed for the purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 1,893,978 Shares (without giving effect to the Reverse Stock Split) and Jacobs may have been deemed for the purpose of Rule 13d-3 promulgated under the Exchange Act to indirectly beneficially own 1,893,978 Shares (without giving effect to the Reverse Stock Split). That number represented, for the purposes of Rule 13d-3, approximately 35.6% of the outstanding shares of voting stock of the Company as of June 5, 2024. However, the Reporting Persons disclaimed any beneficial ownership of such Shares (and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such Shares pursuant to the April Voting and Support Agreement). However, upon termination of the April Voting and Support Agreement on May 30, 2024 and prior to the closing of the Equity Investment on June 6, 2024, if JPE had previously been deemed to hold such beneficial ownership and Jacobs to hold such indirect beneficial ownership, then each would have ceased to beneficially own any Shares during such period.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Stockholders’ Agreement

On June 6, 2024, as contemplated by the A&R Investment Agreement, JPE entered into a stockholders’ agreement (the “Stockholders’ Agreement”) with the Company and the other Investors party thereto (the “Other Investors”), pursuant to which, among other things, each Other Investor agreed with the Company that such Other Investor will not, and will cause its affiliates not to, transfer all or any portion of the securities of the Company beneficially owned by such person until June 6, 2029, subject to certain exceptions provided in the Stockholders’ Agreement, including exceptions in the event JPE transfers any of its shares of Preferred Stock, Warrants or Shares issuable upon conversion of the Preferred Stock or exercise of the Warrants (collectively, the “Securities”).

Each Other Investor also agreed with the Company that such Other Investor will (a) appear in person or by proxy at any meeting of the Company’s stockholders and (b) vote, or cause to be voted, or execute written consents with respect to, as applicable, all voting securities of the Company that it beneficially owns (i) in favor of the election of each candidate designated or nominated for election by JPE, (ii) in favor of removal of each person designated for removal by JPE and (iii) except with respect to matters that would adversely affect such Other Investor in a manner disproportionate to any other Investor, in accordance with JPE’s written direction with respect to any other matter presented at such meeting of the Company’s stockholders.

The foregoing description of the Stockholders’ Agreement is not complete and is qualified in its entirety by reference to the complete text of the Stockholders’ Agreement, a copy of which is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

Registration Rights Agreement

On June 6, 2024, as contemplated by the A&R Investment Agreement, JPE became party to the Registration Rights Agreement, dated as of June 6, 2024 (the “Registration Rights Agreement”), by and among the Company, JPE and the Other Investors, pursuant to which, among other things, the holders of the Securities have been provided with certain rights to cause the Company to register the sale of the Securities, in each case other than any such Securities that are then freely transferable without registration pursuant to Rule 144 under the Securities Act without limitation as to volume, manner of sale or other restrictions under Rule 144. Securities that are subject to registration under the Registration Rights Agreement as provided above are referred to as “Registrable Securities.”

Under the Registration Rights Agreement, the holder or holders of Registrable Securities holding Registrable Securities constituting, in the aggregate, no less than a majority of the total number of Registrable Securities may request that the Company register the sale of such securities under the Securities Act of 1933, as amended (the “Securities Act”). Such majority holders may request a total of ten demand registrations.

If the Company registers its securities on a registration statement, the Company must give each Investor prompt written notice thereof (subject to certain exceptions). The Company must then include on such registration statement all Registrable Securities requested to be included therein (subject to certain exceptions).

Subject to certain exceptions, all expenses incurred in connection with the registration or sale of the Registrable Securities will be borne by the Company.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.10 and is incorporated herein by reference.

Other than as described in Items 3, 4 and 5 and this Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company, including any class of the Company’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings, or relationships have been entered into, including any securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.		Exhibit Description
99.1	*	Joint Filing Agreement
99.2	*
Investment Agreement, dated December 3, 2023, by and among SilverSun Technologies, Inc., Jacobs Private Equity II, LLC and the other Investors party thereto (incorporated by reference to Exhibit 2.1 to SilverSun Technologies, Inc.’s Current Report on Form 8-K filed December 4, 2023).

99.3	*
Amended and Restated Investment Agreement, dated as of April 14, 2024, by and among Jacobs Private Equity II, LLC, each of the other investors party thereto and SilverSun Technologies, Inc. (incorporated by reference to Exhibit 2.1 to SilverSun Technologies, Inc.’s Current Report on Form 8-K filed April 15, 2024)

99.4	*
Voting and Support Agreement, dated as of April 14, 2024, by and between Jacobs Private Equity II, LLC and Mark Meller (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed April 15, 2024)

99.5		Certificate of Designation of the Convertible Perpetual Preferred Stock of QXO, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed June 6, 2024)
99.6		Form of Warrant Certificate (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed June 6, 2024)
99.7		Form of Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed June 6, 2024)
99.8		Form of Warrant Certificate (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed June 6, 2024)
99.9
Stockholders Agreement, dated as of June 6, 2024, by and among the Company, Jacobs Private Equity II, LLC and the other investors party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 6, 2024)

99.10
Registration Rights Agreement, dated as of June 6, 2024, by and among the Company, Jacobs Private Equity II, LLC and each of the other holders party thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed June 6, 2024)

* Previously filed

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2024

JACOBS PRIVATE EQUITY II, LLC

	By:	/s/ Bradley S. Jacobs
	Name:	Bradley S. Jacobs
	Title:	Managing Member

By:	/s/ Bradley S. Jacobs
Name:	Bradley S. Jacobs